EF Hutton,

Division of Benchmark Investments, LLC

590 Madison Avenue

39th Floor

New York, New York 10022

November 7, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LQR House Inc. Registration Statement on Form S-1 File No. 333-275363 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”), as representative of the underwriters of the offering, hereby joins the request of LQR House Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it may become effective at 4:30 p.m., Eastern Time, on Thursday, November 9, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus dated November 7, 2023, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Best Regards,

EF Hutton,
division of Benchmark Investments LLC

/s/ Sam Fleischman
Sam Fleischman
Supervisory Principal